Company

GoldmanSachs International

TIDM

TTP

Headline

EMM Disclosure

Released

12:20 24 Jan 2003

Number

5967G

RNS Number:5967G
GoldmanSachs International
24 January 2003

EMM DISCLOSURE

                                                   FORM 38.5 (SUMMARY)

Lodge with a RIS and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT MARKET- MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EMM

Goldman Sachs International


Date of disclosure

24 January 2003

Contact name

Peter Highton

Telephone number

+44 207-774-1935

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

Cambridge Antibody Technology Group plc

Oxford Glycosciences plc

AMENDMENT

If the attached Rule 38.5 disclosure is to amend a previous disclosure, please state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.



For full details of the disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel.
No: 020 7638 0129. Email: monitoring@disclosure.org.uk


                                                              FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
Cambridge Antibody Technology Group plc

Class of security

Ordinary Shares


Date of disclosure

24 January 2003


Date of dealing

23 January 2003

Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Oxford Glycosciences plc

Total number of securities purchased

0
Highest price paid*

0.00 GBP Sterling


Lowest price paid*

0.00 GBP Sterling


Total number of securities sold

25,522


Highest price received*

5.1090 GBP Sterling


Lowest price received*
5.1090 GBP Sterling

*Currency must be stated

                                                            FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in (name of company)
Oxford Glycosciences plc

Class of security

Ordinary Shares

Date of disclosure

24 January 2003

Date of dealing

23 January 2003

Name of EMM

Goldman Sachs International

Name of offeree/offeror with whom connected

Oxford Glycosciences plc

Total number of securities purchased

70,000

Highest price paid*

1.9038 GBP Sterling



Lowest price paid*

1.9038 GBP Sterling

Total number of securities sold

50,000

Highest price received*

1.9000 GBP Sterling

Lowest price received*

1.9000 GBP Sterling


*Currency must be stated